SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

25 June 2015

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

25 June 2015

LLOYDS BANKING GROUP PLC ("GROUP") - NOTIFICATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ("PDMRs") IN ORDINARY SHARES OF THE GROUP OF 10 PENCE EACH ("SHARES")

2014 Group Annual Bonus and Deferred Bonus Awards for 2012 and 2013 performance

The first tranche of bonus awards in respect of 2014 performance for members of the Group Executive Committee other than the Group Chief Executive and Executive Directors vests in June 2015. As already described in the Summary Remuneration announcement on 27 February 2015, these awards are released in Shares based on the prevailing share price.

The release today of tranches of the 2012 and 2013 Deferred Bonus Awards incorporates performance adjustments following the Group's settlement as announced on 5 June 2015.

In this respect, the Group announces that on 25 June 2015, after the settlement of income tax and national insurance contributions, the PDMRs listed in the table below received the number of Shares as set out by their name. The Shares were acquired for nil consideration.

Name	Shares
Juan Colombás1	44,355
George Culmer1	357,526
Andrew Bester	180,286
Karin Cook2	78,886
Antonio Lorenzo	135,723
Vim Maru	74,704
David Oldfield2	32,273
Miguel-Ángel Rodríguez-Sola	116,548
Toby Strauss	50,023
Matt Young	133,367

1 The 2012 Deferred Bonus Award was awarded to Juan Colombás before he joined the Board as an Executive Director in November 2013 and accordingly vests in tranches from 2013 to 2016. The 2012 Deferred Bonus Award for George Culmer vests in two tranches in 2015.
2 2014 bonus award release only. Karin Cook and David Oldfield were not members of the Group Executive Committee during the relevant period of the PPI complaint handling investigation and accordingly their Deferred Bonus Awards for 2012 and 2013 were not frozen and were released in March 2015.

Mr Horta-Osório's annual bonus awards for 2012, 2013 and 2014 performance are subject to additional conditions including deferral for five years and accordingly will not be released in 2015. Juan Colombás and George Culmer's annual bonus awards for 2013 and 2014 performance are subject to deferral until at least March 2016 and 2017 respectively and accordingly do not vest in 2015.

Fixed Share Awards in 2015
On 25 June 2015, after the settlement of income tax and national insurance contributions, Shares were acquired on behalf of the PDMRs as listed in the table below in respect of the second quarter of 2015 under the Group's Fixed Share Award. The acquisition price was 87.12 pence per Share.

The Shares will be held on behalf of the PDMRs and will be released over five years, with 20 per cent being released each year on the anniversary of the award.

Name	Shares
António Horta-Osório	136,880
Juan Colombás	75,588
George Culmer	76,652
Andrew Bester	74,523
Karin Cook	22,813
Antonio Lorenzo	69,839
Vim Maru	61,748
David Oldfield	61,748
Miguel-Ángel Rodríguez-Sola	62,280
Toby Strauss	61,748
Matt Young	53,231

Executive Directors and Members of the Group Executive Committee continue to meet their current shareholding requirements.

These disclosures are made pursuant to the Financial Conduct Authority's Disclosure and Transparency Rule 3.1.4. The transactions took place in the UK and the Shares are listed on the London Stock Exchange.

ENQUIRIES:

Investor Relations
Douglas Radcliffe                                                       +44 (0) 20 7356 1571
Investor Relations Director
Email: douglas.radcliffe@finance.lloydsbanking.com

Group Corporate Affairs
Matt Smith                                                                    +44 (0) 20 7356 3522
Head of Corporate Media
Email: matt.smith@lloydsbanking.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Douglas Radcliffe
                                           Name: Douglas Radcliffe
                                     Title: Interim Investor Relations Director

Date: 25 June 2015